SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2
(Amendment No. 3)*

STONECO LTD.

(Name of Issuer)

CLASS A COMMON SHARES

(Title of Class of Securities)

G85158106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☐	Rule 13d-1 (c)

☒	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON VCK Investment Fund Limited (SAC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 23,552,461 (1)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 23,552,461 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,552,461 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 31.6% (2)(3)
12	TYPE OF REPORTING PERSON CO
(1)	Consists of (i) 18,619 Class A Common Shares and 1,286,022 Class B Common Shares held of record by VCK Investment Fund Limited (SAC) A (“VCK A”), a segregated account of VCK Investment Fund Limited (SAC) (“VCK” or the “Reporting Person”); VCK is a fund controlled by André Street de Aguiar (“André Street”); (ii) 484,483 Class A Common Shares and 652,476 Class B Common Shares held of record by Cakubran Holdings Ltd. (“Cakubran”), a company jointly controlled by VCK A and Viti Jersey LP (“Viti”), a limited partnership controlled by Old Bridges Trust (“Old Bridges”), a trust duly settled in Jersey with Eduardo Pontes as beneficiary, which hold 50% of the management shares each; and (iii) 297,595 Class A Common Shares and 20,813,266 Class B Common Shares held of record by HR Holdings, LLC, a company controlled by ACP Investments Ltd., in turn jointly controlled by VCK A, which are segregated accounts of VCK and Viti, who hold 50% of the management shares each. Each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time.

(2)	Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 266,490,063 Class A Common Shares outstanding and 46,041,185 Class B Common Shares outstanding as of December 31, 2021, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B Common Shares beneficially owned by the Reporting Person. The aggregate number of Class B Common Shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as-converted into Class A Common Shares only for the purpose of computing the percentage ownership of the Reporting Person.

(3)	Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B Common Shares because the Class B Common Shares are treated as converted into Class A Common Shares for the purpose of this report. Any increase in the voting power shown in this Schedule 13G for the year ended December 31, 2021, are result of conversions and or sales of Class B common shares by third parties and not the acquisition of shares by the Reporting Person.

1	NAME OF REPORTING PERSON VCK Investment Fund Limited (SAC A)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 23,552,461 (1)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 23,552,461 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,552,461 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 31.6%(2)(3)
12	TYPE OF REPORTING PERSON CO
(1)	Consists of (i) 18,619 Class A Common Shares and 1,286,022 Class B Common Shares held of record by VCK Investment Fund Limited (SAC) A (“VCK A” or the “Reporting Person”), a segregated account of VCK Investment Fund Limited (SAC) (“VCK”); VCK is a fund controlled by André Street de Aguiar (“André Street”); (ii) 484,483 Class A Common Shares and 652,476 Class B Common Shares held of record by Cakubran Holdings Ltd. (“Cakubran”), a company jointly controlled by VCK A and Viti Jersey LP (“Viti”), a limited partnership controlled by Old Bridges Trust (“Old Bridges”), a trust duly settled in Jersey with Eduardo Pontes as beneficiary, which hold 50% of the management shares each; and (iii) 297,595 Class A Common Shares and 20,813,266 Class B Common Shares held of record by HR Holdings, LLC, a company controlled by ACP Investments Ltd., in turn jointly controlled by VCK A, which are segregated accounts of VCK and Viti, who hold 50% of the management shares each. Each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time.

(2)	Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 266,490,063 Class A Common Shares outstanding and 46,041,185 Class B Common Shares outstanding as of December 31, 2021, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B Common Shares beneficially owned by the Reporting Person. The aggregate number of Class B Common Shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as-converted into Class A Common Shares only for the purpose of computing the percentage ownership of the Reporting Person.

(3)	Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B Common Shares because the Class B Common Shares are treated as converted into Class A Common Shares for the purpose of this report. Any increase in the voting power shown in this Schedule 13G for the year ended December 31, 2021, are result of conversions and or sales of Class B common shares by third parties and not the acquisition of shares by the Reporting Person.

1	NAME OF REPORTING PERSON The Pontes Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 1,842,299 (1)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 1,842,299 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,842,299 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.5%(2)(3)
12	TYPE OF REPORTING PERSON CO
(1)	Consists of (i) 18,619 Class A Common Shares and 1,823,680 Class B Common Shares held of record by The Pontes Family Trust (“Pontes Family” or the “Reporting Person”), a trust settled in Jersey, with Eduardo Cunha Monnerat Solon de Pontes (“Eduardo Pontes”) as beneficiary.

(2)	Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 266,490,063 Class A Common Shares outstanding and 46,041,185 Class B Common Shares outstanding as of December 31, 2021, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B Common Shares beneficially owned by the Reporting Person. The aggregate number of Class B Common Shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as-converted into Class A Common Shares only for the purpose of computing the percentage ownership of the Reporting Person.

(3)	Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B Common Shares because the Class B Common Shares are treated as converted into Class A Common Shares for the purpose of this report. Any increase in the voting power shown in this Schedule 13G for the year ended December 31, 2021, are result of conversions and or sales of Class B common shares by third parties and not the acquisition of shares by the Reporting Person.

1	NAME OF REPORTING PERSON Old Bridges Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 22,247,820 (1)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 22,247,820 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,247,820 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.8%(2)(3)
12	TYPE OF REPORTING PERSON CO
(1)	Consists of (i) 484,483 Class A Common Shares and 652,476 Class B Common Shares held of record by Cakubran Holdings Ltd. (“Cakubran”), a company jointly controlled by VCK A and Viti Jersey LP (“Viti”), a limited partnership controlled by Old Bridges Trust (“Old Bridges” or the “Reporting Person”), a trust duly settled in Jersey with Eduardo Cunha Monnerat Solon de Pontes (“Eduardo Pontes”) as beneficiary, which hold 50% of the management shares each; and (iii) 297,595 Class A Common Shares and 20,813,266 Class B Common Shares held of record by HR Holdings, LLC, a company controlled by ACP Investments Ltd., in turn jointly controlled by VCK A, which are segregated accounts of VCK and Viti, who hold 50% of the management shares each. Each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time.

(2)	Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 266,490,063 Class A Common Shares outstanding and 46,041,185 Class B Common Shares as of December 31, 2021, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B Common Shares beneficially owned by the Reporting Person. The aggregate number of Class B Common Shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as-converted into Class A Common Shares only for the purpose of computing the percentage ownership of the Reporting Person.

(3)	Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B Common Shares because the Class B Common Shares are treated as converted into Class A Common Shares for the purpose of this report. Any increase in the voting power shown in this Schedule 13G for the year ended December 31, 2021, are result of conversions and or sales of Class B common shares by third parties and not the acquisition of shares by the Reporting Person.

1	NAME OF REPORTING PERSON Andre Street de Aguiar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazilian citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 23,552,461 (1)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 23,552,461 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,552,461 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 31.6%(2)(3)
12	TYPE OF REPORTING PERSON IN
(1)	Consists of (i) 18,619 Class A Common Shares and 1,286,022 Class B Common Shares held of record by VCK Investment Fund Limited (SAC) A (“VCK A”), a segregated account of VCK Investment Fund Limited (SAC) (“VCK”); VCK is a fund controlled by André Street de Aguiar (“André Street” or the “Reporting Person”); (ii) 484,483 Class A Common Shares and 652,476 Class B Common Shares held of record by Cakubran Holdings Ltd. (“Cakubran”), a company jointly controlled by VCK A and Viti Jersey LP (“Viti”), a limited partnership controlled by Old Bridges Trust (“Old Bridges”), a trust duly settled in Jersey with Eduardo Cunha Monnerat Solon de Pontes (“Eduardo Pontes”) as beneficiary, which hold 50% of the management shares each; and (iii) 297,595 Class A Common Shares and 20,813,266 Class B Common Shares held of record by HR Holdings, LLC, a company controlled by ACP Investments Ltd., in turn jointly controlled by VCK A, which are segregated accounts of VCK and Viti, who hold 50% of the management shares each. Each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time.

(2)	Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 266,490,063 Class A Common Shares outstanding and 46,041,185 Class B Common Shares outstanding as of December 31, 2021, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B Common Shares beneficially owned by the Reporting Person. The aggregate number of Class B Common Shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as-converted into Class A Common Shares only for the purpose of computing the percentage ownership of the Reporting Person.

(3)	Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B Common Shares because the Class B Common Shares are treated as converted into Class A Common Shares for the purpose of this report. Any increase in the voting power shown in this Schedule 13G for the year ended December 31, 2021, are result of conversions and or sales of Class B common shares by third parties and not the acquisition of shares by the Reporting Person.

1	NAME OF REPORTING PERSON Eduardo Cunha Monnerat Solon de Pontes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazilian citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 24,090,119 (1)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 24,090,119 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,090,119 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 32.3%(2)(3)
12	TYPE OF REPORTING PERSON IN
(1)	Consists of (i) 18,619 Class A Common Shares and 1,823,680 Class B Common Shares held of record by The Pontes Family Trust (“Pontes Family”), a trust settled in Jersey, with Eduardo Cunha Monnerat Solon de Pontes (“Eduardo Pontes” or the “Reporting Person”) as beneficiary; (ii) 484,483 Class A Common Shares and 652,476 Class B Common Shares held of record by Cakubran Holdings Ltd. (“Cakubran”), a company jointly controlled by VCK A and Viti Jersey LP (“Viti”), a limited partnership controlled by Old Bridges Trust (“Old Bridges”), a trust duly settled in Jersey with Eduardo Pontes as beneficiary, which hold 50% of the management shares each; and (iii) 297,595 Class A Common Shares and 20,813,266 Class B Common Shares held of record by HR Holdings, LLC, a company controlled by ACP Investments Ltd., in turn jointly controlled by VCK A, which are segregated accounts of VCK and Viti, who hold 50% of the management shares each. Each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time

(2)	Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 266,490,063 Class A Common Shares outstanding and 46,041,185 Class B Common Shares outstanding as of December 31, 2021, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B Common Shares beneficially owned by the Reporting Person. The aggregate number of Class B Common Shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as-converted into Class A Common Shares only for the purpose of computing the percentage ownership of the Reporting Person.

(3)	Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B Common Shares because the Class B Common Shares are treated as converted into Class A Common Shares for the purpose of this report. Any increase in the voting power shown in this Schedule 13G for the year ended December 31, 2021, are result of conversions and or sales of Class B common shares by third parties and not the acquisition of shares by the Reporting Person.

Item 1.

(a) Name of Issuer

StoneCo Ltd.

(b) Address of Issuer’s Principal Executive Offices

4th Floor, Harbour Place
103 South Church Street, P.O. Box 10240
Grand Cayman, KY1-1002, Cayman Islands

Item 2(a). Name of Person Filing:

Item 2(b). Address of Principal Business Office:

Item 2(c). Citizenship:

VCK Investment Fund Limited (SAC) Goodman’s Bay Corporate Centre, 2nd Floor, West Bay Street Nassau, Bahamas Bahamas Segregated Account Company (SAC)

André Street de Aguiar c/o StoneCo Ltd. 4th Floor, Harbour Place 103 South Church Street, P.O. Box 10240 Grand Cayman, KY1-1002, Cayman Islands Brazilian Citizen	VCK Investment Fund Limited (SAC) A Goodman’s Bay Corporate Centre, 2nd Floor, West Bay Street Nassau, Bahamas Bahamas Segregated Account Company (SAC)

Eduardo Cunha Monnerat Solon de Pontes Route de Ferpicloz 2 1731 Ependes - FR Switzerland Brazilian Citizen

The Pontes Family Trust

C/O Vistra Trust Company (Jersey) Limited

4th floor, St Paul's Gate, 22-24 New Street

St. Helier JE JE1 4TR

Old Bridges Trust

C/O Vistra Trust Company (Jersey) Limited

4th floor, St Paul's Gate, 22-24 New Street

St. Helier JE JE1 4TR

(d) Title of Class of Securities

Class A Common Shares

(e) CUSIP Number

G85158106

Item 3. If this statement is filed pursuant to § 240.13d-1(b), or § 240.13d-2(b) or (c), check whether the person filing is a:

This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially Owned

See row 9 of the Cover Pages for each of the Reporting Persons.

(b) Percent of Class

See row 11 of the Cover Pages for each of the Reporting Persons.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

See row 5 of the Cover Pages for each of the Reporting Persons.

(ii) shared power to vote or to direct the vote

See row 6 of the Cover Pages for each of the Reporting Persons.

(iii) sole power to dispose or to direct the disposition of

See row 7 of the Cover Pages for each of the Reporting Persons.

(iv) shared power to dispose or to direct the disposition of

See row 8 of the Cover Pages for each of the Reporting Persons.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit A.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February, 2022

VCK Investment Fund Limited (SAC) /s/ Sheldon Cartwright By: Sheldon Cartwright Title: Director	VCK Investment Fund Limited (SAC) /s/ Sheldon Cartwright By: Sheldon Cartwright Title: Director

VCK Investment Fund Limited (SAC) A /s/ Sheldon Cartwright By: Sheldon Cartwright Title: Director	VCK Investment Fund Limited (SAC) A /s/ Sheldon Cartwright By: Sheldon Cartwright Title: Director

Vistra Trust Company (Jersey) Limited as trustee of the Pontes Family Trust /s/ Karin Lynch By: Karin Lynch Title: Trustee	Vistra Trust Company (Jersey) Limited as trustee of the Pontes Family Trust /s/ Gemma Voising By: Gemma Voising Title: Trustee

Vistra Trust Company (Jersey) Limited as trustee of the Old Bridges Trust /s/ Karin Lynch By: Karin Lynch Title: Trustee	Vistra Trust Company (Jersey) Limited as trustee of the Old Bridges Trust /s/ Gemma Voising By: Gemma Voising Title: Trustee

/s/ André Street de Aguiar By: André Street de Aguiar	/s/ Eduardo Cunha Monnerat Solon de Pontes By: Eduardo Cunha Monnerat Solon de Pontes

SCHEDULE 13G

EXHIBIT A

MEMBERS OF FILING GROUP

VCK Investment Fund Limited (SAC)

VCK Investment Fund Limited (SAC) A

The Pontes Family Trust

The Old Bridges Trust

André Street de Aguiar (an individual who controls VCK Investment Fund Limited (SAC) A and who may be deemed to control VCK Investment Fund Limited (SAC)

Eduardo Cunha Monnerat Solon de Pontes (an individual who is the beneficiary of Old Bridges Trust and The Pontes Family Trust)

SCHEDULE 13G

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Class A Common Shares of StoneCo Ltd. may be filed in a single statement on behalf of each of such persons.

Dated: February 14, 2022

VCK Investment Fund Limited (SAC) /s/ Sheldon Cartwright By: Sheldon Cartwright Title: Director	VCK Investment Fund Limited (SAC) /s/ Sheldon Cartwright By: Sheldon Cartwright Title: Director

VCK Investment Fund Limited (SAC) A /s/ Sheldon Cartwright By: Sheldon Cartwright Title: Director	VCK Investment Fund Limited (SAC) A /s/ Sheldon Cartwright By: Sheldon Cartwright Title: Director

Vistra Trust Company (Jersey) Limited as trustee of the Pontes Family Trust /s/ Karin Lynch By: Karin Lynch Title: Trustee	Vistra Trust Company (Jersey) Limited as trustee of the Pontes Family Trust /s/ Gemma Voising By: Gemma Voising Title: Trustee

Vistra Trust Company (Jersey) Limited as trustee of the Old Bridges Trust /s/ Karin Lynch By: Karin Lynch Title: Trustee	Vistra Trust Company (Jersey) Limited as trustee of the Old Bridges Trust /s/ Gemma Voising By: Gemma Voising Title: Trustee

/s/ André Street de Aguiar By: André Street de Aguiar	/s/ Eduardo Cunha Monnerat Solon de Pontes By: Eduardo Cunha Monnerat Solon de Pontes